UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-03559

ATLANTIC CITY ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)
900 King Street
Wilmington, DE 19899
(202) 872-2000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Guarantee by Atlantic City Electric Company of the 8.25% Cumulative Quarterly Income Preferred Securities issued by Atlantic Capital I (Title of each class of securities covered by this Form)

Guarantee by Atlantic City Electric Company of the
7-3/8% Cumulative Quarterly Income Preferred Securities issued by Atlantic Capital II
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)	X
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6
Approximate number of holders of record as of the certification or notice record date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Potomac Electric Power Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 4, 2003	By: /s/ A. W. WILLIAMS Andrew W. Williams Chief Financial Officer